                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                  ---------------

                                   SCHEDULE 14D-9
                                 (AMENDMENT NO. 3)

         SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                               BLESSINGS CORPORATION
                             (Name of Subject Company)


                               BLESSINGS CORPORATION
                        (Name of Person(s) Filing Statement)

                            COMMON STOCK, $.71 PAR VALUE
                           (Title of Class of Securities)


                                     093532109
                       (CUSIP Number of Class of Securities)


                                  ---------------


                                  ELWOOD M. MILLER
                       PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            BLESSINGS CORPORATION, INC.
                                200 ENTERPRISE DRIVE
                               NEWPORT NEWS, VA 23603
                   (Name, address and telephone number of person
                  authorized to receive notice and communications
                    on behalf of the person(s) filing statement)



                                  WITH COPIES TO:

                              JOHN M. PARIS, JR., ESQ.
                                CLARK & STANT, P.C.
                              900 ONE COLUMBUS CENTER
                           VIRGINIA BEACH, VIRGINIA 23462
                                   (757) 499-8800

     This Amendment No. 3 (Final Amendment) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated April 14, 1998 (the "Schedule 14D-9") of Blessings Corporation, a Delaware corporation (the "Company"), filed in connection with the Huntsman Offer. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

     ITEM 8. ADDITIONAL INFORMATION

     The information set forth in Item 8 is amended by adding the following:

     Parent has advised the Company that 9,819,669 Shares of Common Stock, representing approximately 97% of the outstanding Shares of Common Stock, have been tendered and accepted for payment and that the merger of the Company with Purchaser was consummated on May 19, 1998.

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                              BLESSINGS CORPORATION


                              By: /s/ Elwood M. Miller
                                 --------------------------------------
                                  Elwood M. Miller
                                  PRESIDENT AND CHIEF EXECUTIVE OFFICER

* Date: May 19, 1998